Management’s Discussion and Analysis

For the three and nine months ended September 30, 2010

Dated: November 3, 2010

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of November 3, 2010, and provides comparative analysis of Quaterra’s financial results for the three and nine months ended September 30, 2010 and 2009.

The following information should be read in conjunction with the Company’s interim consolidated financial statements for the nine months ended September 30, 2010 and audited consolidated financial statements for the year ended December 31, 2009 and the related notes thereto. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts contained herein are in Canadian dollars.

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterraresources.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

On October 27, 2010, the Company closed a private placement publicly disclosed on October 8, 2010 by issuing 11,724,200 units at a unit price of $1.45 raising gross proceeds of $17,000,090. 5,862,100 warrants were issued at an exercise price of $1.90 expiring October 27, 2012.

On April 21, 2010, the Company accelerated the expiry dates to May 25, 2010 for the US dollar share purchase warrants related to the convertible notes of the Company issued on November 27, 2008, December 19, 2008 and January 15, 2009. After May 25, 2010 these warrants would expire and be of no value.

The Company’s shares traded at a closing price of greater than US$1.00 per share for a period of 10 consecutive trading days on the NYSE Amex. Management of the Company decided it would be beneficial for both the Company and its shareholders to accelerate these warrants. On May 25, 2010, 6,083,957 of these accelerated warrants were exercised while 37,001 expired unexercised. US$4.6 million proceeds were received and were used to continue exploration and update the resource estimates for the Company’s MacArthur copper project, Nieves silver properties and for general administration.

On February 4, 2010, the Company completed a private placement with Goldcorp Inc. (“Goldcorp”) pursuant to the binding Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consisted of 3,001,418 units at $1.41 for gross proceeds of US$4.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at US$1.76 per share for a period of two years. The funds were used in the Company’s generative exploration program in central Mexico.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Mr. Gerald Prosalendis was appointed as an officer of the Company by the Board of Directors in March 2010. Mr. Prosalendis has held similar positions in other companies including Western Silver Corporation which was sold to Glamis Gold Ltd. for $1.6 billion in 2006. Mr. Prosalendis will bring his experience in corporate strategy, markets, shareholder relations and communications to the Company.

Corporate Development - Property

Option Agreement in Alaska: on June 17, 2010, the Company signed an option agreement with Grande Portage Resources Ltd. for its Herbert Glacier gold property located 20 miles north of Juneau, Alaska. According to the term of the agreement, Grande Portage may earn up to a 65% interest in the property by spending US$1.25 million over two years.

In the first year Grande Portage earns a 51% interest in the property by spending US$750,000 on or before June 15, 2011. In the second year Grande Portage has the option to earn an additional 14% interest by spending US$500,000 on or before June 15, 2012.

If Grande Portage earns the interest, the two parties will form a joint venture for the further exploration and development of the property, with each party bearing its proportionate share of costs. If the interest of either party falls to 10% or less, it will revert to a 1% net smelter return royalty, which may be acquired by the other party at any time for US$1 million.

Goldcorp Investment Framework Agreement (IFA): The Company entered into an agreement with Goldcorp of Vancouver, B.C. on January 29, 2010. Goldcorp has an opportunity to acquire an interest in certain mining properties held by the Company in central Mexico, in return for funding a two-year generative exploration program by Quaterra through a private placement of US$10 million in the Company, US$4 million in 2010 and US$6 million in 2011.

In the aggregate the number of shares acquired by Goldcorp shall not total more than 9.9% of the issued and outstanding shares of the Company. In the event that this restriction would prevent the purchase of the full amount of the second placement shares, or exercise of any of the warrants by Goldcorp, the Company may either:

a)	Consent in writing to Goldcorp owning more than 9.9% of the issued and outstanding shares of the Company; or
b)	Extend the warrants if applicable; or
c)	Cause a third party, or the Company, to buy the shares which would put Goldcorp higher than the 9.9% ownerships limitation.

Goldcorp has an option to acquire up to 65% in any property in the central Mexico interest, with the exception of Nieves, by spending US$2 million over a two-year period on advanced exploration and by completing a bankable feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

On February 5, 2010, Goldcorp selected the Company’s Sierra Sabino property as its first advanced project.

Santo Domingo, Mexico - On January 13, 2010, the Company finalized an option agreement with La Cuesta International, Inc. (“LCI”) to acquire a 100% interest in the Santo Domingo prospect located in Durango, Mexico about 120 kilometers west-northwest of Torreon.

Quaterra has the right to earn a 100% interest in the property by paying LCI a total consideration of US$7.5 million, which includes semi-annual lease/pre-production payments and a 1% Net Smelter Return royalty payment. Quaterra also issued 100,000 common shares to LCI.

This property is included in the Goldcorp IFA agreement.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Exploration

On September 9, 2010, the Company announced the results of 21,143 feet of reverse circulation drilling in 37 holes at the MacArthur copper property. The program has confirmed the continuity of acid-soluble copper mineralization over a strike distance of 12,000 feet between the MacArthur pit and the Gallagher area. The mineralization remains open to the south, east and west. Drilling in the Northwest Target area of the property, has encountered numerous new intercepts of “porphyry copper type” chalcopyrite mineralization over a strike length of 4,600 feet that may represent the fringe of a major porphyry copper deposit.

On June 16, 2010, the Company announced commencement of drilling at South West Tintic, Duke Island and Willow Creek projects. Drilling results are expected to be released in the late fall of 2010.

On April 21, 2010, the Company announced that recent drilling at its 100%-owned MacArthur copper project in the Yerington District, Nevada has expanded the extent of copper mineralization. A total of 19,110 feet drilled in 32 reverse circulation holes and three deep core holes has tested undrilled areas north and west of the pit; expanded the partially explored Gallagher area; and has begun to delineate the extent of mineralization in the Northwest Target area located 2,500 feet northwest of the pit. The mineralized zone remains open for continued expansion on three sides.

On April 20 and February 17, 2010, the Company and its joint venture partner Blackberry Ventures 1, LLC announced the results from the in-fill drilling program at its Nieves silver property in Zacatecas, Mexico. All 29 holes totaling 6,118.7 meters were drilled within the La Quinta stockwork veinlet deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose was to in-fill the core area of the known deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers. Results confirm the continuity of both high-grade and bulk mineable mineralization at the La Quinta deposit, which remains open along strike and at depth. La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it attractive for possible open pit mining.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is targeting the definition of a secondary copper deposit capable of sustaining a large heap leach operation using SXEW processing for low cost copper production. Exploration drilling on the property is delineating a large blanket of shallow, acid soluble copper. The 50 to 150 foot thick, tabular zone of secondary copper (oxides and chalcocite) has now been defined over an area of nearly 1.5 square miles.

Tetra Tech Inc. of Golden, Colorado prepared a NI43-101 compliant independent technical report and resource estimate on the MacArthur project in January 2009 following the completion of 80,000 feet of exploration drilling in 173 holes. In December 2009, the Company initiated a new phase of step-out drilling that has completed an additional 40,253 feet of drilling in 72 core holes. The program targeted locations on a 500 feet by 500 feet grid to extend the known resources of the project while investigating the open margins of the higher grade intercepts in undrilled areas around the MacArthur pit. Although the area of known mineralization has been expanded, the deposit remains open to extension to the north, south and west.

Data from the Company’s 2009-2010 step-out drilling campaign was submitted to Tetra Tech to prepare an updated NI 43-101 compliant resource estimate for the MacArthur Copper Project. An update of the MacArthur NI43-101 Technical Report is expected for completion in December, 2010.

Independent Mining Consultants, Inc., of Tucson, Arizona and Keane Mineral Engineering LLC of Sahuarita, Arizona have been contracted to design a preliminary metallurgical sampling and testing program for the MacArthur project. Large diameter (PQ) size core drilling to provide samples for the program is expected to commence in either late Q4 or in early 2011 depending on the results of scoping studies, weather and the availability of drilling contractors.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Acquisition costs incurred to September 30, 2010 were $1,688,583 and exploration expenditures were $10,515,407 for a total of $12,203,990. Acquisition costs incurred to December 31, 2009 were $1,069,819 and exploration expenditures were $8,299,960 for a total of $9,369,779. A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the MacArthur properties.

Yerington – Nevada

The Arimetco assets in the Yerington Mining District have been under review since Quaterra received approval of the U.S. court to acquire the property in May 2007. The original 180 day review year has been extended until November 12, 2010. A series of environmental, legal and technical due diligence studies have been completed.

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (“ESA”) in April 2009 to identify conditions indicative of releases or threatened releases of hazardous substances. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. SRK Consulting (U.S.), Inc. completed this update on January 11, 2010.

Legal due diligence has addressed most of the issues related to the Arimetco assets with a few items pending near term completion. A legal description of the property has been completed including a chain of title report. Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements with the EPA, Nevada state agencies and the Atlantic Richfield Company (“ARC”) that will define, limit and protect the Company from existing liabilities on the property.

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming. To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base. An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The area contains potential for copper mineralization.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains only partially explored, including the area of the Bear deposit.

Acquisition costs incurred to September 30, 2010 were $2,017,053 and exploration expenditures were $779,350 for a total of $2,796,403. Acquisition costs incurred to December 31, 2009 were $1,659,336 and exploration expenditures were $739,824 for a total of $2,399,160.

Alaska Properties

Duke Island – Alaska

The Duke Island project consists of 129 unpatented federal claims and 11 state claims located 30 miles south of Ketchikan. The claims were acquired following the discovery of nine occurrences of Cu-Ni-PGE mineralization in mafic/ultramafic rocks that appear to have the principal ingredients necessary to host a large copper/nickel sulfide deposit.

Several high priority copper/nickel sulfide targets have been delineated by Quaterra’s exploration at Duke Island. Geological mapping, sampling, airborne and ground geophysical surveys, and two phases of drilling defined the presence of mineralized sill-like intrusions that form magma conduits for large volumes of mafic magmas on the property. Surface rock samples from the occurrences contain up to 1.95% copper, 0.25% nickel and 1 gpt combined PGEs.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (Copper Ridge). The Agreement provides that Copper Ridge can earn up to a 65% interest in the Duke Island project through expenditures on the property totaling $5 million.

Copper Ridge announced the completion of a five hole, 1,537 meter drilling program on the Duke Island property on September 9, 2010. The best results from the program included .294% copper and .075% nickel over 4.9m and .148% copper and .039% nickel over 13.4 m over two separate intervals in hole DK10-08. Despite drilling to depths of up to 468 m, the targeted basal contact of the mineralized intrusion was not encountered. The drilling determined that zoning within the ultramafic complex is more complex than anticipated and that what had been thought to be the basal contact, as interpreted through several geophysical techniques, was in fact rafts of partially assimilated sedimentary rocks. The combination of high sulfide content and graphite related to the sediments produced strong electromagnetic conductors.

Copper Ridge believes that Cu-Ni-PGE enriched magmatic sulfide accumulations along basal contacts or within a feeder zone remains a unique and prospective exploration target at Duke Island, due to the intrusion's high sulfide content, the magmatic or net-textured nature of the sulfide mineralization and nickel depletion of some of the intrusion's silicate mineral phases. However, the 2010 drilling has demonstrated that such a target, if it exists, is geophysically masked by overlying zones of conductive pyrrhotite-graphite mineralization. Further study is required to determine if other exploration tools might be applied to direct future drill programs. Copper Ridge will evaluate the drill results and its revised interpretation of its geological model before determining its future course of action with regard to the Duke Island property.

Herbert Glacier Gold Project – Alaska

The Herbert Glacier project is an early stage, partially drill tested, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. Consisting of 91 unpatented lode claims located 20 miles north of Juneau and 25 miles south of Couer’s new Kensington gold mine, the property covers a series of parallel vein structures exposed at the toe of a retreating glacier.

Quaterra signed an option agreement with Grande Portage Resources Ltd. (Grande Portage) on June 17, 2010. Grande Portage can earn a 65% interest in the Herbert Glacier property by spending US$1.25 million in two stages.

Grande Portage started a diamond core drilling program at the Herbert Glacier during the quarter that is expected to complete 15 holes prior to the end of the 2010 drilling campaign. On October 22, 2010, Grand Portage announced that the initial results of the program confirmed the major elements of a complex mesothermal gold-quartz system with numerous targets.

Detailed geologic mapping and analysis of aerial photographs has been completed over about the southern two-thirds of the most intensely mineralized part of the property. Three master vein-faults of approximate E-W strike and steep N dip have been identified as the Floyd, Deep Trench, and Main structures. The Deep Trench and Main structures have been mapped over strike-lengths of about 2100 meters and vertical distances of several hundred meters. Grand Portage reported that subsidiary structures such as the Ridge vein are sub parallel to the main structures and are themselves attractive targets for mineralization. Reconnaissance mapping has identified at least two more master vein-faults, tentatively named Goat Creek and North, to the north of the detailed studied area.

Thus far, only the Main vein-fault and the subsidiary Ridge vein have had any significant amount of drilling, although two intercepts on the Deep Trench vein are significant. As of October 21, thirteen NQ holes have been completed and two more are currently being drilled. Because of steep terrain that limits the numbers of setups, the holes were drilled in fan drill fashion from five pads: Seven from Pad A, three from Pad B, two from Pad C and two from Pad D. Complete assays have been received only from Pads A and B. Intercepts from Main vein on Pad C are strongly mineralized and accelerated assays have been requested.

Total acquisition costs incurred to September 30, 2010 for both Duke Island and Herbert Glacier properties were $276,933 and exploration expenditures were $2,415,741 for a total of $2,692,674. Acquisition costs incurred to December 31, 2009 were $275,707 and exploration expenditures were $2,410,713 for a total of $2,686,420.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Uranium Project – Arizona, Utah and Wyoming

Quaterra’s Arizona Strip uranium project includes some of the most prospective uranium properties in the northern district. Now totaling approximately 38 square miles with more than 200 VTEM geophysical anomalies, the Company’s land position controls much of the future production potential of the northern district. Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Exploration on federal lands in the Arizona Strip is presently restricted by a segregation order that is in force until July of 2011 when the Secretary of the Department of the Interior will decide if and what specific areas are to be withdrawn from mineral entry. Quaterra’s activities have strong local and state support and the Company is optimistic that efforts to withdraw federal lands will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy and many jobs at a time when both are critical to the needs of the country.

Although the segregation restricts exploration on federal lands, the regulations do not affect exploration activity or access to conduct exploration on Arizona State lands in the district where 16 high and moderate priority geophysical anomalies have been identified by the Company’s airborne VTEM survey. The Company’s land position now includes 9 square miles of Arizona State Mineral Exploration Permits within the heart of the uranium district. In contrast to the segregated area, exploration on state mineral properties is encouraged and permitting is relatively easy.

Some of the most recent and insightful summaries of the issues regarding the Arizona Strip district were given as testimonies by Dr. Madan Singh, Director of the Arizona Department of Mines and Mineral Resources, and Dr. Michael Berry, a noted economist and expert in national natural resource strategy for the April 8, 2010 Congressional Subcommittee hearing in Flagstaff, Arizona. Copies of Dr. Singh’s and Dr. Berry’s testimonies are available at: http://www.acertgroup.com

Acquisition costs incurred to September 30, 2010 were $4,394,829 and exploration expenditures were $7,542,926 for a total of $11,937,755. Acquisition costs incurred to December 31, 2009 were $3,951,141 and exploration expenditures were $7,391,365 for a total of $11,342,506.

Nieves Property – Mexico

The Company and 50% joint-venture partner Blackberry Ventures 1, LLC, completed a successful 29 hole, 6,118.7 meter in-fill drilling program during the fourth quarter of 2009 and the first quarter of 2010. All holes were drilled within the La Quinta stockwork veinlet silver deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose of the program was to in-fill the core area of the known La Quinta deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers.

Almost all of the holes intersected relatively shallow zones of continuous silver mineralization ranging between 30 and 70 meters in thickness and between one and three ounces in grade, often including narrower intervals of higher grade silver mineralization ranging between 15 and 38 meters in thickness and 3.2 to 9.5 ounces in grade. La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it possible for open pit mining.

The extensive and consistent silver values have provided impetus to expedite metallurgical testing, an induced polarization survey and updated NI43-101 resource estimate by Caracle Creek International Consulting Inc., all aimed at evaluating the possibility of open pit mining.

The La Quinta stockwork deposit remains open along strike and at depth. The Concordia vein is only one of several veins on the Company’s claim group known to contain high grade silver. In addition, several untested geophysical anomalies may represent additional sites of mineralization. Specific work plans will be developed following completion of the work described above.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

The Company and 50% joint-venture partner Blackberry Ventures 1, LLC, announced on August 5, 2010, the completion by Caracle Creek International Consulting Inc. of Toronto, Canada of an updated NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico.

Concordia and San Gregorio vein systems, Nieves Property

Estimated mineral resources1

Vein	Zone	Classification	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz) [2]	Ag (oz) [2]
Concordia	La Quinta	Indicated	4,589,800	0.104	103.446	15,347	15,265,294
Concordia	La Quinta	Inferred	10,516,387	0.079	85.527	26,711	28,917,951
San Gregorio	North	Inferred	4,005,417	0.15	79.41	19,446	10,226,479

1)	Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 45 g/t Ag.
2)	1 troy ounce = 31.103 grams.

Nieves’ indicated resource of 4.5 million tonnes averaging 103.4 g/t silver (3.02 oz/ton) contains 15.26 million ounces of silver. The inferred resources at La Quinta and North total 14.5 million tonnes averaging 83.8 g/t silver (2.45 oz/ton) containing an additional 39.1 million ounces of silver

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along both the Concordia and San Gregorio veins.

A 6,000 meter drill program began on September 23rd to test the east and west extensions of the Concordia and San Gregorio veins, and selected targets along the California and Santa Rita veins.

Since inception to September 30, 2010, the Company had incurred $1,472,897 for acquisition costs and $2,453,647 for exploration expenditures giving a total of $3,926,544 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$4,052,072 for its 50% interest in Nieves.

Other Mexico Properties – Goldcorp IFA

The IFA currently includes 12 properties covering over 950 square miles with exploration focused on discovering large Peñasquito-style gold-silver deposits. Work is in progress on the following properties:

  Mirasol. Eight core holes (3,339 meters) have been completed with one additional hole planned. Drilling at the Aguila prospect targeting epithermal gold mineralization has failed to find the feeder zone. Testing of several induced polarization anomalies has intersected weak sedex copper mineralization in an isolated black shale basin with assays pending.
  Americas. Nine lines of IP have defined an anomalous IP zone that has a strike length of 2500 meters (strongest part is 1500 meters), a near vertical dip and a width of about 500 meters. Quaterra discovery drill hole AMD-3, which intersected 12 meters averaging 59g/tonne silver, appears to have just cut the very top part of the anomalous body. Four holes have been completed with assays expected before year-end.
  Sierra Sabino. Goldcorp has designated this property as an Advanced Project under the terms of the IFA. A 1,500-meter core drilling program began in July to test at least four separate targets identified by mapping, geochemistry and IP.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010
  Santo Domingo. Mapping is about 90% complete on this large copper- gold target. A five line induced polarization survey was completed in October with interpretation in progress and one hole planned for Q4 2010 or Q1 2011.

Other Properties – United States

See Note 6 in the consolidated financial statements for the nine months ended September 30, 2010 for discussion on other properties being explored by the Company.

Mineral Property Expenditure

During the nine months ended September 30, 2010, the Company incurred $7,578,534 on mineral property expenditures. The total mineral properties expenditure was allocated as follows: 33.21% on MacArthur, 36.96% on Mexico properties except Nieves, 5.81% on Nieves, 4.65% on Yerington, 6.97% on Uranium properties, and 12.40% on other properties, in the United States.

Information on all mineral property expenses by property can be found in Note 6 of the consolidated financial statements dated September 30, 2010.

The deferred mineral property costs as at September 30, 2010 were as follows:

All Mineral Properties	Balance		Additions		Change during	Balance
	December 31, 2009	Q1	Q2	Q3	the period	September 30, 2010
Summary by Expenditures
Total acquisition	$11,336,930	$924,020	$402,942	$1,083,917	$2,410,879	$13,747,809
Total exploration	24,754,753	1,932,931	1,920,709	1,314,015	5,167,655	29,922,408
Total	$36,091,683	$2,856,951	$2,323,651	$2,397,932	$7,578,534	$43,670,217

Summar yby Property
Nieves, net of cost recovery	$3,430,646	$254,337	$87,765	$153,796	$495,898	$3,926,544
Other properties, Mexico	4,317,754	1,062,627	919,508	215,529	2,197,664	6,515,418
MacArthur copper	9,369,779	1,295,164	880,217	658,830	2,834,211	12,203,990
Yerington copper	2,399,160	64,813	168,568	163,862	397,243	2,796,403
Alaskan properties	2,686,420	1,690	3,956	608	6,254	2,692,674
Uranium properties	11,342,506	57,298	73,150	464,801	595,249	11,937,755
Other properties, US	2,545,418	121,022	190,487	740,506	1,052,015	3,597,433
Total	$36,091,683	$2,856,951	$2,323,651	$2,397,932	$7,578,534	$43,670,217

Review of Financial Results

For the nine months ended September 30, 2010 (“2010”), the Company reported a net loss of $4,803,246 compared to a net loss of $3,079,160 in the same period previous year (“2009”). The increase of $1,724,086 loss in 2010 was mainly attributable to the increase in stock-based compensation expense and foreign exchange loss in the current period. The increase is partially offset by the interest costs for the convertible notes in 2009 which were converted to common shares in November 2009. A comparison of general administration expenses for the nine months ended September 30, 2010 and 2009 is provided in the table below:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

General Administrative Expenses

General administrative expenses include overheads associated with administering and financing the Company’s exploration activities.

	Nine Months Ended September 30		Increase
	2010	2009	(decrease)
General and administrative expenses
Administration and office expenses	$430,437	$550,686	$(120,249)
Consulting	244,835	291,643	(46,808)
Directors' fees	81,997	71,946	10,051
Investor relations and communications	210,597	118,588	92,009
Professional fees	348,813	297,526	51,287
Salaries and benefits	600,916	336,608	264,308
Transfer agent and regulatory	152,434	145,187	7,247
Travel & promotion	105,498	33,789	71,709
	2,175,527	1,845,973	329,554

Other expenses (income) and non-cash items:
General exploration	414,648	327,791	86,857
Interest income	(9,946)	(875)	(9,071)
Foreign exchange loss (gain)	218,592	(688,304)	906,896
Administration fee	(97,698)	(10,970)	(86,728)
Interest and financing costs	9,771	485,188	(475,417)
Stock-based compensation	2,036,878	982,641	1,054,237
Fair value of warrant re-pricing	-	84,115	(84,115)
Amortization	55,474	53,601	1,873
	2,627,719	1,233,187	1,394,532

Total	$4,803,246	$3,079,160	$1,724,086

General administrative expenses were increased by $329,554, or 18%, (excluding non-cash items), reflecting the Company’s increased activities in the current period.

An analysis of the changes is outlined below:

a)	Administration and office general expenses decreased by $120,249 from $550,686 in 2009 to $430,437 in 2010 due to the renegotiated administration fees with the related party.
b)

Consulting fees decreased by $46,808 from $291,643 in 2009 to $244,835 in 2010 reflecting the amended financial and advisory service agreement with Roman Friedrich & Company in September 2009 for a reduced fee of $7,500 instead of $15,000 per month. The decrease was partially offset by additional consulting fees related to Arizona Uranium property in 2010.

c)

Investor relations and communications increased by $92,009 from $118,588 in 2009 to $210,597 in 2010 resulting from increased investor relation activities and material prints for the Annual General Meeting in 2010.

d)	Professional fees increased by $51,287 from $297,526 in 2009 to $348,813 in 2010 resulting primarily from the increased legal fees related to the Goldcorp transaction.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

e)

Salaries and benefits increased by $264,308 from $336,608 in 2009 to $600,916 in 2010 resulting from the reinstatement of executive officers’ contracted salaries. In 2009, the salaries were voluntarily reduced by the officers.

f)	Transfer agent and regulatory fees increased by $7,247 from $145,187 in 2009 to $152,434 in 2010 due to the regulatory fees in Mexico and fees related to the annual general meeting.
g)	Travel and promotion increased by $71,709 from $33,789 in 2009 to $105,498 in 2010 reflecting resumed promotional activities and conferences.

Other and Non-Cash Expenses (Income)

a)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred. Exploration costs increased by $86,857 due to the increased exploration activities for the current period.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $218,592 in 2010 compared to a gain of $688,304 in 2009 due to the fluctuation of Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)	Stock-based compensation increased by $1,054,237 from $982,641 in 2009 to $2,036,878 in 2010. The values of stock-based compensation were determined by Black-Scholes option pricing model.
d)	Higher interest and financing costs in 2009 are the result of the effective interest cost and finders’ fees on the convertible notes. All notes were converted in November 2009.
e)	The Company charges 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% on its central Mexico properties under Goldcorp agreement.

Quarterly Information Trends

The following quarterly information is derived from the Company’s consolidated financial statements:

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
General administrative expenses	$(675,229)	$(848,023)	$(707,749)	$(427,667)
Interest earned	4,533	929	4,484	2,375
Joint venture admin	41,650	30,614	25,434	23,033
Foreign exchange	(226,066)	187,015	(179,541)	(86,918)
General exploration	(103,971)	(251,264)	(59,413)	(95,890)
Loss	(959,083)	(880,729)	(916,785)	$(585,067)
Financing and interest costs	(1,853)	(3,019)	(4,899)	(108,636)
Stock-based compensation	(1,626,918)	(201,598)	(208,362)	(2,437,134)
Share purchase warrants modified	-	-	-	(11,137)
Write-offs of mineral property	-	-	$-	(767,280)
Net loss	(2,587,854)	(1,085,346)	(1,130,046)	(3,909,254)
Unrealized gain (loss) on investment	(6,000)	1,334	(9,897)	(12,866)
Basic loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.04)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
General administrative expenses	$(627,501)	$(540,287)	$(731,784)	$(1,045,336)
Interest earned	522	71	282	2,386
Joint venture admin	3,604	2,621	4,745	9,755
Foreign exchange	505,089	409,851	(226,638)	13,600
General exploration	(165,668)	(38,899)	(123,224)	(178,467)
Loss	(283,954)	(166,643)	(1,076,619)	(1,198,062)
Financing and interest costs	(150,128)	(163,173)	(171,887)	(33,752)
Stock-based compensation	(192,378)	(382,776)	(407,487)	(530,283)
Share purchase warrants modified	-	(84,115)	-	-
Net loss	(626,460)	(796,707)	(1,655,993)	(1,762,097)
Basic loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Stock based compensation amounts can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. Please see consolidated financial statements Note 8 for more detailed information.

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008 and December 2008, to retain the services of Mr. Scott Hean as Chief Financial Officer.

Financial Conditions, Liquidity and Capital Resources

The Company finances its operations by raising capital in the equity markets. On October 27, 2010, the Company closed a brokered private placement and received gross proceeds of $17,000,090. As at November 3, 2010, the Company has cash and cash equivalents of $19 million, with the excess cash being invested in low risk guaranteed investment certificates (“GIC’s”).

The Company will need to rely on the sale of equity and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

As at September 30, 2010, the Company had a working capital of $5,174,771 compared to a working capital of $4,431,663 as at December 31, 2009. During the nine months ended September 30, 2010, the Company received net proceeds of $4,155,155 from the Goldcorp private placement, $6,117,821 from the exercise of warrants, $550,000 from the exercise of stock options, US$707,906 from Blackberry Joint Venture Partner and US$430,771 from Goldcorp for the advanced property.

In nine months ended September 30, 2010, the Company used cash in operating activities of $3,850,157 (2009 - $879,476) and $6,977,256 (2009 - $3,168,455) in mineral property exploration and acquisition.

Commitments and Contingencies

As at November 3, 2010, the Company has the following contractual and optional obligations:

	Total	2010	2011-2013	2014-2015	2016 after
Mineral properties(a)	$7,660,988	$417,857	$4,351,641	$1,708,140	$1,183,350
Office Lease (b)	253,000	28,000	225,000	-	-
Total	$7,913,988	$445,857	$4,576,641	$1,708,140	$1,183,350

a)	The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest.

b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled upon one year notice. The current expiry date is June 30, 2012.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at November 3, 2010, 135,168,893 common shares were issued and outstanding, 20,289,848 warrants were outstanding at a weighted average exercise price of $1.13 and 11,074,000 stock options were outstanding and 10,974,000 exercisable at a weighted average exercise price of $1.56.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of our disclosure controls and procedures and has concluded based on our evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of September 30, 2010 and there have been no significant changes to internal control over financial reporting in the three months ended September 30, 2010.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the nine months ended September 30, 2010, and the Board of Directors approved these documents prior to their release.

Transition to International Financial Reporting Standards (“IFRS”)

The Company continues to monitor the deliberation and progress on its plan to adopt IFRS. Differences between Canadian GAAP and IFRS will impact the Company’s activities to varying degrees, some of which are dependent on policy choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to ensure that meaningful and transparent information is provided to stakeholders.

The major differences between the current accounting policies of the Company and those the Company expects to apply in preparing IFRS financial statements are included below. These differences do not represent a complete list of expected changes under IFRS. As the Company’s transition project is impacted by changes to IFRS that may occur prior to the changeover date, the analysis below may be subject to change. Future disclosures will continue to report updated progress as well as any additional impacts identified on the Company’s financial reporting.

Key areas	Canadian GAAP	IFRS	Analysis
Capital assets	Capital assets are recorded at cost. Each capital asset’s cost, less residual value, if any, is depreciated over its estimated useful life.	Under IFRS 1, capital assets can be recorded at historical cost or at fair value. The carrying value must be assessed annually or when events or circumstances occur which could impair the carrying value.

Depreciation is based on the estimated useful life of each major component of each asset.

The Company will continue to record its capital assets at cost due to the complexity and the resources required to reassess fair value on a regular basis.

Definition of components of major assets could impact deprecation charges.

Mineral properties and deferred exploration costs	Exploration, evaluation and development costs can be either capitalized or expensed when incurred.	IFRS provides only limited guidance on this topic and currently allows the Company to continue its current treatment.	The existing policy of capitalizing exploration costs will be maintained.
Impairment of long-lived assets	Mineral properties, capital assets and deferred exploration costs are tested for impairment on an annual basis or when there are indicators of impairment.

The impairment test is a two- step process whereby an asset’s carrying value is compared against	Same as Canadian GAAP. Impairment test is a one-step process whereby the asset’s carrying value is compared to	The use of discounted future cash flows as an indicator of impairment may increase the likelihood of write downs in the future.

The use of discounted cash flow models for the Company, a junior mining exploration

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

undiscounted future cash flows. If the latter is less than the carrying value, the asset is written down to the amount of its discounted future cash flows.

its discounted future cash flows. The asset is written down to its future estimated discounted cash flows.

Unlike Canadian GAAP, asset write downs can be reversed if indicators of impairment cease to exist.

company with no revenues, is not deemed the appropriate method to determine impairment in all circumstances. Management will continue to consider alternative impairment tests.
Functional Currency	The Company has determined that the Canadian dollar is its functional currency. Functional currency is determined by the reference to the following: The Currency used in day-to- day operations; and The Currency used for labor, materials and other costs of the product or service.	IFRS provides more guidance in determining functional currency. Functional currency is defined as the currency of the primary economic environment in which the entity operates. IFRS provides additional factors to consider in determining functional currency including: The currency in which funds from financing activities are generated; and The currency in which receipts from operating activities are usually retained.	The Company is in the process of analyzing its functional currency under IFRS. It is likely that the Company’s functional currency will remain the Canadian dollar.
Warrants	US dollar-denominated warrants are accounted as equity instruments.	Warrants denominated in a currency other than the functional currency of the Company (Canadian dollar) will need to be reclassified as liabilities and recognized at fair value, with changes in value being recorded in the statements of operations and the opening adjustment to be recorded to opening retained earnings.	Quantification of this impact is not expected to be materially different from the United States GAAP adjustment at December 31, 2009 with a total reclassification of liability value of approximately $8.5 million.
Stock-based compensation	Stock-based compensation is determined using the Black Scholes option pricing model. Allows use of the straight-line method or accelerated method to account for graded-vesting features.	Stock-based compensation is determined using the Black Scholes option pricing model. For graded-vesting features, each installment or vesting period is treated as a separate share option grant, and hence the fair value of each vesting period will differ.	The recognition of the value of stock-based compensation will be higher in early vesting periods and will decrease as options approach the final vesting period.

The Company is currently working through the implementation phase. Draft IFRS financial statements are being developed and are undergoing a thorough review process with the involvement of the Company’s auditors in the 4th quarter of 2010. Significant differences between Canadian GAAP and IFRS impacting the Company’s opening balance sheet for January 1, 2010 are in process of being finalized.

The audit committee of the Company is kept informed of management’s decision on accounting policy choices under IFRS.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 12 in the consolidated financial statements September 30, 2010 for detailed discussions.

The Company’s investment as at September 30, 2010 was carried at fair value. In the nine months ended September 30, 2010, the Company reported an unrecognized loss of $14,333 from mark-to-market adjustments on the investment.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon management’s ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on a number of factors including commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	September 30, 2010	December 31, 2009

Rate at end of period	1.0290	1.0510
Average rate for period	1.0359	1.1420
High for period	1.0745	1.2991
Low for period	0.9988	1.0259

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton(avdp.)	=	907.1848	kg
ug	- microgram	1	oz(troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2010

Glossary of Abbreviations

Ag	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide